Exhibit 99.1

TASEKO TO RELEASE YEAR END 2021

FINANCIAL AND PRODUCTION RESULTS

February 18, 2022, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (the "Company") will release its year-end 2021 financial and production results after market close on Tuesday, February 22, 2022.

The Company will host a telephone conference call and live webcast on Wednesday, February 23, 2022 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific, 4:00 p.m. GMT) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors.

The conference call may be accessed by dialing 416-764-8688 in Canada, 888-390-0546 in the United States, 08006522435 in the United Kingdom, or online at tasekomines.com/investors/events.

The conference call will be archived for later playback until March 9, 2022 and can be accessed by dialing 416-764-8677 Canada, 1-888-390-0541 in the United States, or online at tasekomines.com/investors/events and using the passcode 510013#

For further information on Taseko, please see the Company’s website tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations – (778) 373-4533 or toll free 1 (877) 441-4533

Stuart McDonald

President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.